Nelson F. Greene Vice-President, Interim General Counsel & Board Secretary 1700 S. Patterson Boulevard Dayton, OH 45479

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NCR Corporation

Form 10-K for the Year ended December 31, 2008

Filed February 26, 2009

File No. 001-00395

Dear Mr. Gilmore:

On behalf of NCR Corporation (“the Company”), this letter is in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in your comment letter of June 30, 2009.

Company Background

In order to provide you with information regarding the type of products and services we provide and how our reporting regions are organized, we have set forth an overview of our business below.

The Company sells products and services that help businesses connect, interact and transact with their customers. The Company’s primary products and services fall into the following categories: Automated Teller Machines (“ATMs”); retail point-of-sale (POS) workstations and self-checkout systems, as well as self-service kiosks for the retail, hospitality, travel, gaming, healthcare, public sector and entertainment industries. NCR also sells printer consumables products and document imaging solutions, and provides a complete portfolio of services to help customers design, deploy, support and manage technology solutions for our products as well as select third party products.

The Company categorizes its operations in three reportable segments: Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific and Japan. The Company does business outside the United States through a number of foreign subsidiaries and unincorporated branch offices.

The Company’s Export Compliance Program

The Company’s policy is to comply fully with all applicable export laws, including the Export Administration Regulations, and other export laws of the United States, as well as the export

Patrick Gilmore

laws of any other country in which an NCR affiliate is doing business. The Company prohibits the sale of products or services to businesses, entities, or individuals with whom the U.S. government does not permit U.S. companies to do business.

The Company has developed and maintains a comprehensive export control program, which includes procedures, personnel and safeguards designed to prevent export control violations as well as to effectively detect and address potential violations should they occur. The Company has adopted procedures to ensure that responsible employees within NCR Corporation and its affiliates are aware of export laws and are aware of the importance of compliance with such laws.

The Company has a Corporate Export Compliance Department, which includes two full-time employees who are responsible for United States export compliance. In addition, in many of the countries or regions in which the Company or one of its affiliates does business, an Export Compliance Manager (“ECM”) is assigned. These ECMS are responsible for implementing standard compliance initiatives and requirements to ensure the Company’s adherence to export regulations.

We have set forth your numbered comments in italics followed by the Company’s responses.

1.	You disclose on page 25 of the 10-K that you operate in the Middle East and Africa and that you derive revenues from the Caribbean and Latin America, regions that are generally understood to include Cuba, Iran, Sudan, and Syria. We note also that drawdown menus on your website allow nationals of Cuba, Iran, Sudan, and Syria to make business inquiries of you. In addition, we are aware of a March 2006 news report indicating that you collaborated with Ahli United Bank B.S.C. to deploy your ATM fraud prevention technology on the bank’s ATMs. We also are aware that Future Bank B.S.C. describes itself on its website as a joint venture between Ahli United Bank B.S.C., Bank Melli Iran, and Bank Saderat Iran; and that Future Bank, Bank Melli, and Bank Saderat are included on the Specially Designated Nationals List maintained by the Treasury Department.

2.	Cuba, Iran, Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries or other direct or indirect arrangements. In this regard, address whether, to the best of your knowledge, understanding, or belief, Ahli United Bank employs your products, equipment components, technology, software, or services in activities in the referenced countries. Your response should describe any products, equipment, components, technology, software, or services you have provided to these countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of those countries or entities controlled by those governments.

Patrick Gilmore

To the best of our knowledge, understanding and belief, the Company and its affiliates are in full compliance with all U.S. export control requirements, as described below. The matters raised by the Staff’s letter are not material to the Company, whether measured quantitatively or qualitatively. In each of 2006, 2007, and 2008, sales to Iran, Sudan and Syria, in aggregate, constituted less than one percent of the consolidated sales of the Company and its affiliates.

Cuba

The Company is not aware of any sales of products or services to Cuba or Cuban entities, nor is it aware of any agreements, commercial arrangements, or other contacts between the Company (whether through its foreign subsidiaries or other indirect or direct arrangements) and the government of Cuba or entities controlled by the government of Cuba. Consistent with U.S. export law and regulations, the Company does not expect to engage in any activity in Cuba in the future.

Iran

The Company is not aware of any sales by the Company of products or services to Iran or to Iranian entities. Moreover, the Company is not aware of any agreements, commercial arrangements, or other contacts between the Company and the government of Iran, or entities controlled by the government of Iran.

The Iranian Transaction Regulations prohibit only U.S. persons from transactions with Iran. The Company is aware that NCR (IRI) Ltd., a foreign subsidiary which is registered in Cyprus and is not a United States person within the meaning of the Iranian Transaction Regulations, sold ATMs, parts and related software through unaffiliated non-U.S. distributors to Iranian banks located in Iran and elsewhere. Similarly, we are aware that NCR Global Holdings Limited, which is a foreign subsidiary registered in Ireland and not a U.S. person, sold certain consumables products to Iranian banks through unaffiliated non-U.S. distributors. Further, NCR (Cyprus) Ltd., a foreign subsidiary which is registered in Cyprus and is not a U.S. person within the meaning of the Iranian Transaction Regulations, sold some services through unaffiliated non-U.S. distributors. The volume of sales to Iranian banks was $26,498,000 in 2006. There have been no sales by NCR (IRI) Ltd., NCR Global Holdings Ltd., or NCR (Cyprus) Ltd. since 2006, although the delivery of some of the products purchased in 2006 may have occurred in 2007. Future sales are not anticipated.

NCR Corporation did not assist any foreign-based subsidiary in any manner in connection with, or facilitate the transactions involving, Iran. Moreover, the ATMs and other products sold for use by Iranian banks in Iran and elsewhere were manufactured outside the United States, and any U.S. part or technology incorporated into such foreign-made products constituted less than ten percent of the aggregate value of such products. Thus, the Company’s foreign subsidiaries did not violate any U.S. export control laws or regulations through their sales to Iran.

Patrick Gilmore

In reference to your inquiry regarding Ahli United Bank, we note that it is a Bahrain bank with significant operations in Bahrain and other countries for which there are no U.S. export restrictions. To the best of our knowledge, understanding and belief, Ahli United Bank does not employ the Company’s products, equipment, components, technology, software or services in activities in Iran or any other embargoed country. We further note that sales to Ahli United Bank were made by NCR (Bahrain) W.L.L., a foreign subsidiary registered in Bahrain, which is not considered a U.S. person under the Iranian Transaction Regulations.

We further understand that Ahli United Bank has an ownership share in Future Bank, B.S.C., whose other owners are Iranian banks and that, beginning in March 2008, Future Bank was listed on the Specially Designated Nationals List. It is possible that items sold by NCR (IRI) Ltd. and NCR Global Holdings Ltd. to unaffiliated non-U.S. distributors were re-sold by those distributors to Future Bank; however, we do not maintain records of these downstream sales. While NCR (Bahrain) W.L.L, a foreign subsidiary which is not considered a U.S. person under the Iranian Transaction Regulations, sold approximately $1650 of consumables classified as EAR99 pursuant to the Export Administration Regulations to Future Bank in 2006, neither the Company nor any of its subsidiaries or affiliates purchased any U.S. origin goods intended specifically for supply, transshipment, or re-exportation, directly or indirectly, to Future Bank. Accordingly, we understand that these limited sales were in full compliance with Treasury regulations.

Sudan

The Company is not aware of any sales by the Company of products or services to Sudan or to Sudanese entities. Moreover, the Company is not aware of any agreements, commercial arrangements, or other contacts between the Company and the government of Sudan or entities controlled by the government of Sudan.

The Sudanese Sanction Regulations prohibit only U.S. persons from engaging in transactions with Sudan. The Company is aware that NCR (IRI) Ltd., a foreign subsidiary which is registered in Cyprus and is not a United States person within the meaning of the Sudanese Sanctions Regulations, sold ATMs, parts and related software through unaffiliated non-U.S. distributors to Sudan. Similarly, we are aware that NCR Global Holdings, Ltd., a foreign subsidiary which is registered in Ireland and is not a U.S. person within the meanings of the Sudanese Sanctions Regulations, sold certain consumables products to Sudan through unaffiliated non-U.S. distributors. Such sales totaled approximately $2,528,000 in 2006, $1,049,000 in 2007, $1,254,000 in 2008 and have totaled $1,672,000 in 2009. It is currently anticipated that sales to Sudan will cease by the middle of 2010.

NCR Corporation did not assist any foreign-based subsidiary in any manner in connection with, or facilitate any transactions that are prohibited under the Sudanese Sanctions Regulations. Moreover, the ATMs and other products sold for use by Sudan were manufactured outside the United States, and any U.S. part or technology incorporated into such foreign-made products constituted less than ten percent of the aggregate value of such products. Thus, the Company’s

Patrick Gilmore

foreign subsidiaries did not violate any U.S. export control laws or regulations through their sales to Sudan.

Syria

The Company is not aware of any sales by the Company of products or services to Syria or to Syrian entities. Moreover, the Company is not aware of any agreements, commercial arrangements, or other contacts between the Company and the government of Syria or entities controlled by the government of Syria.

The Syrian Sanctions Regulations prohibit any person from exporting or re-exporting to Syria U.S. origin goods, or non-U.S. origin goods containing more than 10 percent U.S. content. The Company is aware that NCR (IRI) Ltd. and NCR (North Africa) Ltd., two foreign subsidiaries registered in Cyprus and which are not United States persons within the meaning of the Syrian Sanctions Regulations, sold ATMs, parts and related software through unaffiliated non-U.S. distributors to Syria. Such sales totaled approximately $1,145,234 in 2006, $2,348,475 in 2007, and $111,000 in 2008. The products sold by NCR (IRI) Ltd. and NCR (North Africa) Ltd. to these unaffiliated non-US distributors were not U.S. products because any such products were manufactured outside the United States, and any U.S. part or technology incorporated into such foreign-made products constituted less than 10 percent of the aggregate value of such products.

Additionally, the Syrian Branch of NCR (North Africa) Ltd., a foreign subsidiary registered in Cyprus, sold ATMs, parts and related software and services to banks located in Syria. The products sold were not U.S. products because any such products were manufactured outside the United States, and any U.S. part or technology incorporated into such foreign-made products constituted less than 10 percent of the aggregate value of such products. The Syrian branch of NCR (North Africa) Ltd. also re-sells non-U.S. origin goods made by third parties to customers in Syria. The sales by the Syrian branch of NCR (North Africa) Ltd. totaled approximately $988,000 in 2006, $1,230,000 in 2007, $1,835,000 in 2008 and have totaled $952,000 in 2009.

Thus, all such sales by NCR (IRI) Ltd. and NCR (North Africa) Ltd. did not violate the Syrian Sanctions Regulations. It is anticipated that, to the extent that any future business occurs in Syria, it will continue to be conducted in a manner that will at all times comply with all U.S. export control laws and regulations.

Company Website

With respect to your comment about the drawdown menus on our website, we have removed the references to the embargoed countries from the website and have provided additional training and guidance to Company employees responsible for maintenance of the website.

Patrick Gilmore

Acknowledgements

As requested in your June 30, 2009 letter, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nelson F. Greene
Nelson F. Greene
Vice-President, Interim General Counsel & Board Secretary